


02003536

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53244

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 16, 2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Seventeenth Street, NW, Suite 1050
(No. and Street)

Washington, DC 20006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Hartheimer (202) 367-3004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Crescent Drive, Vienna, VA 22182-2725
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Milestone Advisors LLC

Table of contents

OATH OR AFFIRMATION

I, Robert H. Hartheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Advisors LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public **My Commission Expires** 7/31/02

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Report of independent public accountants

To the Board of Directors
Milestone Advisors LLC:

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the Company), a Delaware limited liability company, as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the period March 16, 2001 (inception) to December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2001, and the results of its operations and its cash flows for the period March 16, 2001 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen

Vienna, Virginia
February 25, 2002

Milestone Advisors LLC

Statement of financial condition
As of December 31, 2001

Assets:	
Cash	$ 25,023
Accounts receivable	56,583
Total assets	$ 81,606
Liabilities and member's equity	
Liabilities:	
Deferred revenue	$ 30,833
Total liabilities	30,833
Member's equity:	
Capital contributions	30,000
Retained earnings	20,773
Total member's equity	50,773
Total liabilities and member's equity	$ 81,606

The accompanying notes are an integral part of this financial statement.

Milestone Advisors LLC

Statement of income
For the period March 16, 2001 (inception) to December 31, 2001

Revenues:		
Financial advisory income	$	25,750
Expense		4,977
Net income	$	20,773

The accompanying notes are an integral part of this financial statement.

Milestone Advisors LLC

Statement of changes in member's equity
For the period March 16, 2001 (inception) to December 31, 2001

Beginning balance, March 16, 2001 (inception)	$	—
Capital contributions		30,000
Net income		20,773
Ending balance, December 31, 2001	$	50,773

The accompanying notes are an integral part of this financial statement.

Milestone Advisors LLC

Statement of cash flows
For the period March 16, 2001 (inception) to December 31, 2001

Cash flows from operating activities:		
Net income	$	20,773
Adjustments to reconcile net income to net cash used in operating activities–		
Increase in accounts receivable		(56,583)
Increase in deferred revenue		30,833
Net cash used in operating activities		(4,977)
Cash flows from financing activities:		
Capital contributions		30,000
Net cash provided by financing activities		30,000
Net increase in cash		25,023
Cash, beginning of period		—
Cash, end of period	$	25,023

The accompanying notes are an integral part of this financial statement.

Milestone Advisors LLC

Notes to financial statements
December 31, 2001

1. Organization and nature of business:

Milestone Advisors LLC, a Delaware Limited Liability Company (the Company) was formed on March 16, 2001 as a Delaware corporation under the name QWR Advisers, Inc. The Company was capitalized with an initial capital contribution of $15,000 by QWR I LLC, the Company's sole member, on March 16, 2001 and an additional $15,000 contribution on July 2, 2001. Subsequently, the Company converted to a limited liability company on September 26, 2001. As of December 31, 2001, the Company was solely owned and managed by QWR I LLC. The Company is a broker-dealer registered with the National Association of Securities Dealers (NASD).

2. Summary of significant accounting policies:

Basis of presentation

The Company is engaged in a single line of business as a securities broker-dealer which comprises several classes of services, including investment banking and financial advisory. The Company's primary activities focus on advising clients in connection with private placements of securities and mergers and acquisitions. The Company does not carry any customer accounts, nor does it safekeep any customer securities.

Financial advisory income

The Company uses the accrual method of accounting and recognizes income in the period in which it is earned, regardless of the timing of cash receipts. Financial advisory income represents fees arising from securities offerings in which the Company acts as an agent and fees earned from providing mergers and acquisitions advisory services. These fees, net of any commissions paid, are recognized at the time the transaction is completed and the income is reasonably determinable. Retainer fees received in advance are deferred and recognized in income ratably over the term of the retainer contract.

Accounts receivable balance shown on the Statement of financial condition reflect fees that had been earned and billed by the Company but had not been collected yet as of the date of the financial statements..

Income taxes

As a limited liability company, the Company is treated as a partnership for Federal income tax purposes and, as such, all items of income, credit, deduction, and loss are passed through to its member. Accordingly, no Federal income taxes are provided for by the Company.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Contingent liabilities:

In the normal course of business, the Company advises companies on mergers and acquisitions and similar transactions. With respect to these activities, the Company may be a defendant, and various legal claims may arise from time to time. Management is not aware of any such claims, as of December 31, 2001, that could have a material effect on the Company's financial statements.

4. Related party transactions:

The Company has a cost sharing agreement with Milestone Merchant Partners LLC (Milestone), in which Milestone assumes and pays for all the operating costs of the Company. Milestone is partially owned by the Company's sole member, QWR I LLC. For the period ended December 31, 2001, Milestone incurred $65,558 of costs on behalf of the company.

In addition, the Company has a sublease agreement with Milestone in which the Company pays a nominal amount of rent for office space.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $50,773, which was $45,773 in excess of its required net capital of $5,000.

The Company does not hold customer accounts or safekeep customer securities and therefore is exempt pursuant to SEC Rule 15c3-3(k)(2)(i) from the requirement of the SEC Customer Protection Rule 15c3-3 to maintain a special reserve bank account.

6. Subsequent events:

The sole member of the Company, QWR I LLC, has notified the NASD of its intention to effect a transaction pursuant to which the Company will become a wholly owned subsidiary of Milestone, of which QWR I LLC is the managing member. The Company expects the transaction will be completed during the first quarter of 2002.

Milestone Advisors LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net capital:		
Member's equity	$	50,773
Minimum net capital required		5,000
Net capital in excess of minimum requirements	$	45,773